Exhibit 17.1

April 15, 2011

Vertical Health Solutions, Inc.

Ladies and Gentlemen:

Reference is made to the Agreement and Plan of Merger dated as of February 1, 2011 (the “Merger Agreement”), by and among OnPoint Medical Diagnostics, Inc., Vertical Health Solutions, Inc.(the “Company”), and Vertical HS Acquisition Corp.  Pursuant to the Merger Agreement, I hereby resign effective as of the date hereof in all capacities in which I serve as an executive officer or employee of the Company.

I hereby resign as a member of the Company’s Board of Directors, as well as any committees of the Board on which I may serve, effective as of the date ten days after the mailing to the shareholders of the Company of Schedule 14F-1 under the Securities Exchange Act of 1934, as amended.

Very truly yours,
/s/ Stephen Watters
Stephen Watters